EXHIBIT 99.1

AMARC INTRODUCES THE JO PORPHYRY COPPER-GOLD DISCOVERY

IN THE DUKE DISTRICT

April 16, 2024 - Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF) is pleased to introduce the new JO porphyry copper-gold (Cu-Au) target, one of several new drill-ready targets discovered and delineated by the Company’s 2023 comprehensive exploration surveys across the prospective 722 km2 DUKE district (“DUKE District” or “District”) in central British Columbia (“BC”). The success of last year’s program is highlighted by the identification of multiple new porphyry Cu-Au centers in the District.

Through 2023 Boliden Mineral Canada Ltd. (“Boliden”), under the DUKE District Mineral Property Earn-in Agreement, funded $10 million in exploration expenditures and will continue its earn in during 2024 with a further $10 million of budgeted expenditures (see Amarc release December 13, 2023). Amarc continues as project operator. A significant portion of this year’s investment will be directed towards drilling the DUKE Deposit and multiple drill ready porphyry Cu-Au targets across the District.

Amarc’s 2023 District wide field program (see Amarc release November 21, 2023) employed a combination of geochemical, geophysical and geological surveys, and was expressly designed to identify previously unrecognized porphyry Cu-Au deposit targets associated with biotite-feldspar porphyry (“BFPs”) intrusive rocks. These BFPs are host to mineralization within the prolific Babine porphyry Cu-Au Region (the “Babine”) at the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, the advanced stage Morrison Cu-Au deposit, and also Amarc’s DUKE Deposit, SVEA Cu-Au Deposit Target (see Amarc release January 19, 2024) and the JO Target.

“Our effective surveys across the DUKE District continue to highlight the potential for finding important copper-gold deposits,” said Amarc President & CEO Dr. Diane Nicolson. “The discovery of a new mineralized occurrence at the JO Target in a region with half a century of exploration history should not be understated. The strength of coincident Induced Polarization chargeability and magnetic geophysical anomalies and associated copper-gold mineralization hosted by a key BFP intrusion warrants drill testing. A reconnaissance drilling program is in the planning stages and will be undertaken during the 2024 summer field season, following on from drilling at the promising SVEA Cu-Au Deposit Target.”

Nicolson further added that the Amarc team, having achieved all objectives of the nine hole winter drilling program at the DUKE Deposit and DUKE Target, has safely demobilized ahead of breakup. As results are received and assessed they will be timely released.

Figure 1: DUKE District – Comprehensive Exploration Surveys Have Delineated Multiple New Porphyry Cu-Au Targets

JO Target Discovery

Prior to Amarc’s 2023 District wide exploration programs, no mineral occurrences were identified in the area of the JO Target and this discovery highlights the effectiveness of the survey work. Notably JO is located approximately 6 km to the northwest of Amarc’s SVEA Deposit Target and 36 km to the northwest of its DUKE Deposit (Figure 1). JO shares similar attributes with Amarc’s DUKE Deposit and SVEA Deposit Target, and also the known Babine Cu-Au deposits, being characterized by:

1

•	An association with regional scale faults that exert a common control on the distribution of porphyry Cu-Au in the Babine is likely present.
•	The distribution of silver in reconnaissance soil samples suggests that the Cu-Au mineralized BFP lies close to a north-northwest striking deformation zone.
•	An association with a substantial 3 km2 Induced Polarization (“IP”) chargeability anomaly (+15 mV/V) identifying a potential sulphide mineralized system (Figure 2).
•

Within this IP chargeability anomaly, a strong 1 km oval-shaped lobe of higher chargeability (+20 mV/V) located toward the east hosts a rare occurrence of BFP in the target area, which is covered by extensive glacial till. This occurrence is also located on the eastern flanks of a magnetic high.

•

This BFP occurrence can be correlated with other BFP-related porphyry Cu-Au deposits in the Babine through its presumed Eocene age, alteration style and association with regional scale structural controls.

•

The BFP occurrence hosts well developed porphyry-style potassic alteration characterized by both secondary biotite and orthoclase, with disseminated chalcopyrite. The discovery composite rock sample, comprised of five to six chips from a number of mineralized angular boulders on top of an outcrop, returned 0.18% Cu, 0.52 g/t Au, 16.05 g/t Ag and 55 ppm Mo.

•

A second strong IP chargeability high lobe with similar dimensions and magnetic anomalies is located some 1,500 m to the west of the above. This area also has extensive surficial cover and a bedrock source has not yet been identified.

•	Due to the extensive glacial cover, LiDAR[1] survey data is currently being used to interpret grid soil geochemical data.

This combination of geological data suggests good potential for additional porphyry Cu-Au mineralization to be identified with drilling through the extensive cover. It is Amarc’s intent to drill test this and several other compelling targets during the summer 2024 drill season.

Figure 2: JO Cu-Au Target - An Important Discovery at DUKE

Sixteen prospective deposit target areas were selected for 2023 field assessment based on a comprehensive compilation of government and historical exploration data from over the entire District (see Amarc’s DUKE Project 2020 Technical Report, available on the website at https://amarcresources.com/projects/duke-project/technical-report/). Exploration surveys included extensive airborne magnetic geophysical and LiDAR surveys together with ground IP geophysics, soil grid geochemistry and geological mapping surveys (see Amarc release November 21, 2023).

About Amarc Resources

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au Districts located in different prolific porphyry regions of southern, central and northern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

___________________

1LiDAR (Light Detection And Ranging) uses laser pulses to calculate distances, capture precise measurements and measure ranges to create 3D information about a specific area and its characteristics.

2

Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc intends to solo drill the higher grade Empress Deposit in the IKE District with funding from a successful 2023 financing. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Dr. Paul Johnston, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

Quality Control/Quality Assurance Program

Rock samples were sent to ALS Canada Ltd. (ALS), North Vancouver, Canada facility for preparation and analysis where they were dried, crushed to 70% passing -2mm, and a 250 g split pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish and for 60 elements including Cu, Mo, Ag by four-acid digestion of a 0.25 sub-sample followed by an ICP-AES and ICP-MS finish. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch at the following rates: standards and/or blanks one in 40 regular rock samples or a minimum of one per batch. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

3

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

4

Figure 1: DUKE District – Comprehensive Exploration Surveys Have Delineated Multiple New Porphyry Cu-Au Targets

5

Figure 2: JO Cu-Au Target - An Important Discovery at DUKE

6